Exhibit 99.(d)(2)

November 14, 2011

Royal DSM N.V.

P.O. Box 6500

6401 JH Heerlen

The Netherlands
Attention:  Hein Schreuder

CONFIDENTIALITY AND STANDSTILL AGREEMENT

Dear Hein:

Jefferies & Company, Inc. (“Jefferies”) has been engaged by Kensey Nash Corporation (the “Company”) to assist and advise the Company in connection with a possible transaction (a “Transaction”) with Royal DSM N.V. and/or one or more subsidiaries of Royal DSM N.V. (collectively, “DSM” or “you”).  In connection with your interest in a Transaction, you have requested that you or your Representatives (as defined below) be furnished with access to certain information relating to the Company and its subsidiaries which is non-public, confidential or proprietary in nature.  As a condition to furnishing you and your Representatives with access to such information, you agree, as set forth below, that you and your Representatives will treat confidentially all such information furnished (whether in written or oral form, electronically stored or otherwise) to you or your Representatives by or on behalf of the Company, whether before or after the date hereof, including without limitation, any analyses, notes, data, compilations, summaries, forecasts, studies or other documents and materials (whether in written or oral form, electronically stored or otherwise) prepared by you or your Representatives (collectively “Notes”) in connection with your or their review of, or your interest in, a Transaction that contain, reflect, are based upon or are generated from, in whole or in part, any such information (such information and Notes, are hereinafter referred to collectively as the “Information”).  The term Information will not, however, include information that (i) was or becomes publicly available other than as a result of a disclosure by you or your Representatives, (ii) was or becomes available to you on a nonconfidential basis from a source (other than the Company and its Representatives) not known by you, after due inquiry, to be prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation or (iii) you are able to prove was developed by you independently and without reference to any Information.  The term “Representatives” means, as to any party, its directors, officers, employees, members, managers, partners, affiliates, agents and other representatives (including, without limitation, financial advisors, attorneys, accountants and potential financing sources).

In furtherance of the foregoing, you hereby agree that:

1.             You and your Representatives (i) will keep the Information confidential and will not (except as required by applicable law, regulation or legal process, and then only after compliance with Paragraph 3 below), without the Company’s prior written consent, disclose any Information in any manner whatsoever, in whole or in part, and (ii) will not use any Information other than solely in connection with your evaluation of a Transaction; provided, however, that you may disclose the Information or portions thereof to your Representatives (a) who need to know the Information for the purpose of evaluating a Transaction on your behalf, (b) who are informed by you of the confidential nature of the Information and (c) who agree to be bound by the terms of this letter agreement to the same extent as if they were parties hereto.  You will cause your Representatives to observe the terms of this letter agreement, and you will be fully responsible and liable for any breach or threatened breach of this letter agreement by any of your Representatives.  You and your Representatives agree, among other things, to comply with all federal and state privacy laws applicable to the retention and review of the Information. You understand that the Company reserves the right to adopt additional specific procedures to protect the confidentiality of certain sensitive Information.  Without limiting the foregoing, you will treat all Information with the same level of care with which you treat your own confidential and proprietary information (but in no event less than reasonable care).

2.             You and your Representatives will not (except as required by applicable law, regulation or legal process, and then only after compliance with Paragraph 3 below), without the Company’s prior written consent, and the Company and its Representatives will not (except as required by applicable law, regulation or legal process, and then only after compliance with Paragraph 3 below), without DSM’s prior written consent, disclose to any person the fact that this letter agreement or the Information exists or that the Information has been requested by you or made available to you, that the Company and its affiliates are, or may be, considering a Transaction, that you are considering or have considered a Transaction, or that investigations, discussions or negotiations are taking or have taken place concerning a Transaction or involving the Company or any term, condition or other fact relating to a Transaction or such investigations, discussions or negotiations, including, without limitation, the existence, termination or other status thereof or the subject matter of this letter agreement.  The term “person” as used herein will be interpreted broadly to include, among others, any corporation, company, limited liability company, partnership, trust, association, joint venture, governmental or self regulatory agency or body, other entity, group or individual (including, without limitation, any equityholder of you).  In this regard, you and the Company have been advised of the other party’s concern regarding the harm to it that would result from disclosure of the foregoing or of any Information.

3.             In the event that you or any of your Representatives (or the Company or any of its Representatives) are requested pursuant to, or required by, applicable law,

regulation or legal process to disclose any of the Information or any information regarding a Transaction (including without limitation the matters described in Paragraph 2 above), you and your Representatives, or the Company and its Representatives, as the case may be, will not make any disclosure until you or the Company first notify the other party promptly so that such party may seek a protective order or other appropriate remedy or, in such party’s sole discretion, waive compliance with the terms of this letter agreement (and if such party seeks such an order, you or the Company, as the case may be, will not oppose such efforts and will provide such cooperation as such party shall reasonably request).  Thereafter, disclosures may occur only as allowed herein.  In the event that no such protective order or other remedy is obtained, or that you or the Company waives compliance with the terms of this letter agreement, and that you or the Company or any of your or its Representatives are nonetheless legally compelled to make such disclosures, you or your Representatives or the Company or its Representatives, as the case may be, will (i) furnish only that portion of the Information or other information regarding a Transaction that you or the Company, as the case may be, are advised by counsel is legally required and (ii) exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information or other information regarding a Transaction so disclosed.

4.             If you determine not to proceed with a Transaction, you will promptly inform the Company and Jefferies of that decision.  In that case, or at any time upon the request of the Company or any of its Representatives, you will, at your own expense, (i) promptly redeliver to the Company, or at your choice destroy, all copies (including, without limitation, permanently erasing or deleting any electronic copies) of the Information in your or your Representatives’ possession or control and (ii) promptly destroy all portions of Notes prepared by you or your Representatives in connection with your or their review of, or your interest in, a Transaction that contain, reflect or are based upon or generated from, in whole or in part, any of the Information, provided that, in respect of all Information, you are allowed to retain one copy in the files of your legal department solely for purposes of establishing compliance with your obligations under this letter agreement.  You will confirm any such destruction to the Company in writing.  Notwithstanding the return or destruction of Information, you and your Representatives will continue to be bound by (A) your obligations of confidentiality hereunder (x) respecting Information related to inventions (whether patentable or unpatentable), trade secrets and other intellectual property that is provided in written form (including, if not disclosed initially in writing, Information that has been at least summarized in writing and sent to you by e-mail or otherwise within thirty (30) days following its original disclosure) for a period of ten (10) years from the date of execution of this letter agreement, and (y) with respect to all other Information, for a period of two (2) years from the date of execution of this letter agreement, including, without limitation, with respect to oral Information and (B) your obligation not to use any Information for any other purpose.

5.             You acknowledge that none of the Company, Jefferies, the Company’s other Representatives, and their respective officers, directors, employees, subsidiaries, affiliates, representatives, agents and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), make any representation or warranty, express or implied, as to the accuracy or completeness of the Information, and you agree that, except if and when agreed otherwise in any definitive, written agreement regarding a Transaction,  no such person will have any liability on any basis (including, without limitation, in contract, tort, under federal or state securities laws or otherwise), and neither you nor your Representatives will make any claims whatsoever against such persons, with respect to or arising out of a Transaction, the Information or for any errors therein or omissions therefrom.  You agree that you are not entitled to, and will not, rely on the accuracy or completeness of the Information and that you will be entitled to rely solely on such representations and warranties as may be included in any written definitive agreement with respect to a Transaction, subject to such limitations and restrictions as may be contained therein.  Except if and when agreed otherwise in any definitive, written agreement regarding a Transaction, neither the Company nor its Representatives shall have any liability or responsibility for any decisions made by you or your Representatives in reliance on any Information disclosed under this letter agreement.

6.             You agree that, for a period of two (2) years from the date of this letter agreement, neither you nor your Representatives will, without the prior written consent of the Company, directly or indirectly, solicit for employment any officer or employee of the Company or any of its affiliates or subsidiaries; provided, however, that the foregoing provision shall not preclude you from making good faith generalized solicitations for employees through advertisements or search firms, so long as any such advertisements are not targeted at such employees and neither you nor any of your Representatives encourages or advises any such firm to approach any such employee.

7.             You agree that, unless pursuant to our prior written consent, until the earlier to occur of (x) execution of a definitive agreement between DSM and the Company providing for a Transaction, and (y) the date that is one (1) year from the date of this letter agreement, neither you nor any of your affiliates (as such term is defined in Rule 405 of the Securities Act of 1933) or other Representatives will in any manner, directly or indirectly, (i) own or acquire, by purchase or otherwise (including, without limitation, any option or similar arrangement), any securities, indebtedness or (other than in the ordinary course of business) assets of the Company or any of its subsidiaries; (ii) make, effect or commence, or make any public announcement with respect to, or submit any proposal for, or offer (with or without conditions) of, any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; (iii) make, or in any way participate in any “solicitation” of proxies (as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the  Exchange Act with respect to any voting securities of the Company or any of its subsidiaries; (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (vi) advise, assist, or encourage any other persons in connection with any of the foregoing; or (vii) directly or indirectly make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral and whether public or private), inconsistent with the foregoing or make any request or otherwise attempt to amend or waive any provision of this Paragraph 7, provided, however, that the restrictions and limitations contained in this paragraph shall expire and have no further effect in the event that (A) the Company enters into an agreement providing for a Combination (as defined below), (B) the Company redeems any rights under, or modifies or agrees to modify, a shareholder rights plan to facilitate any Combination, (C) a tender or exchange offer which, if consummated, would constitute a Combination is made for securities of the Company or (D) the Company announces that that Company’s board of directors has resolved to engage in a process to explore strategic alternatives for the Company including possible transactions which, if consummated, would constitute a Combination.  If, prior to the earlier to occur of (x) notice by you in accordance with Paragraph 4 that you have determined not to proceed with a Transaction and (y) the execution by the Company and DSM of a further written agreement with respect to a Transaction (which may include an exclusivity agreement, if so agreed by the parties), the Company or any of its Representatives receives an inquiry, indication of interest or offer (whether or not in writing) from a third party regarding a transaction that, if consummated, would constitute a Combination, then the Company will promptly advise DSM of the receipt of such inquiry, indication of interest or offer, and, to the extent then known, the material terms thereof, if and to the extent such inquiry, indication of interest or offer is not made by the third party subject to a confidentiality agreement or understanding (oral or written) with the Company (it being understood that, as of the date of this letter agreement, no such confidentiality agreement or understanding is currently in place).

A “Combination” shall mean a transaction in which (x) a person or “group” (within the meaning of Section 13(d) under the Exchange Act) acquires, directly or indirectly, securities representing fifty percent (50%) or more of the voting power of the outstanding securities of the Company or properties or assets constituting fifty percent (50%) or more of the consolidated assets of the Company and its subsidiaries or (y) (i) the Company issues securities representing fifty percent (50%) or more of its total voting power, including by way of merger or other business combination with the Company or any of its subsidiaries, in one transaction or a series of related transactions, or (ii) the

Company engages in a merger or other business combination such that the holders of voting securities of the Company immediately prior to the transaction do not own more than 50% of the voting power of securities of the resulting entity.

8.             You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this agreement, that the United States securities laws prohibit any person who has received from an issuer material, non-public information pursuant to a confidentiality agreement like this letter agreement (including such Representatives) from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Without limiting the foregoing or any other provision of this letter agreement, you hereby agree that you will not purchase or sell, or engage in any other transactions with respect to, any securities of the Company while in possession of any material, non-public information concerning the Company or its business or securities.

9.             You and the Company understand that neither of them has made a decision to pursue a Transaction.  You acknowledge that, if the Company determines to pursue a Transaction, it may establish additional procedures and guidelines for the submission of proposals with respect to any Transaction with or involving the Company.  You acknowledge and agree that (a) the Company, Jefferies and the Company’s other Representatives are free to conduct the process relating to a possible Transaction as the Company and its Representatives, in their sole discretion, determine (including, without limitation, conduct of the due diligence process, negotiating with one or more prospective purchasers and entering into a preliminary or definitive agreement to effect a Transaction) without prior notice to you or any other person, (b) the Company reserves the right, in its sole discretion, to change the procedures and guidelines at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with respect to a Transaction and to suspend or terminate discussions and negotiations with you at any time and for any reason and (c) unless and until a written definitive agreement concerning a Transaction has been executed, neither the Company nor any of its Representatives will have any liability to you with respect to a Transaction or any obligation of any kind whatsoever with respect to a Transaction, whether by virtue of this letter agreement, any other written or oral expression with respect to a Transaction or otherwise.  Likewise, the Company acknowledges and agrees that unless and until a written definitive agreement concerning a Transaction has been executed, neither you nor any of your Representatives will have any liability to the Company with respect to a Transaction or any obligation of any kind whatsoever with respect to a Transaction (except for the obligations expressly set forth in this letter agreement), whether by virtue of this letter agreement, any other written or oral expression with respect to a Transaction or otherwise.  For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of any offer or bid by you.

10.           You agree that neither the Company nor any of its affiliates or subsidiaries has granted to you any license, copyright or similar right or privilege with respect to any Information or other information provided by or on behalf of the Company or its affiliates or subsidiaries.

11.           You acknowledge and agree that the Company would be irreparably injured by a breach of this letter agreement by you or your Representatives and that money damages are an inadequate remedy for an actual or threatened breach of this letter agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the Company in the event that this letter agreement is breached.  Accordingly, you agree to the granting of specific performance of this letter agreement and injunctive or other equitable relief in favor of the Company as a remedy for any such breach, without proof of actual damages, and you further agree to waive, and use reasonable best efforts to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy.  Such remedy shall not be deemed to be the exclusive remedy for a breach of this letter agreement, but shall be in addition to all other remedies available at law or equity to the Company.  In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that this letter agreement has been breached by you or your Representatives, then you will reimburse the Company for its costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with any such litigation.

12.           The parties agree that no failure or delay by either of them or any of their respective Representatives in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right hereunder.

13.           This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effects to choice of law principles thereof.  You and the Company hereby consent to personal jurisdiction in the State of Delaware and voluntarily submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any court of the U.S. located in the State of Delaware.  You and the Company agree that you may be served with, and will accept, process at your address set forth on the first page (or, in the case of the Company, the signature page) hereof.

14.           EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF

ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.

15.           This letter agreement shall inure to the benefit of and be binding upon each of you and the Company and the respective successors of you and the Company; provided that you may not assign this letter agreement without the prior written consent of the Company.  Any attempted assignment without the Company’s prior written consent will be of no force and effect.  The Company reserves the right to assign all of its rights under this letter agreement, including, without limitation, the right to enforce all of its terms; provided, however, that no such assignment shall amend, modify or otherwise affect any of the terms of this letter agreement, including the expiration of the standstill provision contained in the proviso to Paragraph 7.  This letter agreement contains the entire agreement between you and the Company concerning the subject matter of this letter agreement, and no provision of this letter agreement may be waived, amended or modified, in whole or in part, nor any waiver or consent given, unless approved in writing by both parties, which writing specifically refers to this letter agreement and the provision so waived, amended or modified or for which such waiver or consent is given. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

16.           This letter agreement may be executed in counterparts (which may be delivered by facsimile or other form of electronic transmission), each of which shall be deemed an original, but both of which shall constitute the same agreement.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

Kensey Nash Corporation

			By:	/s/ Joseph W. Kaufmann
				Name:	Joseph W. Kaufmann
				Title:	President and Chief Executive Officer

Address for purposes of Paragraph 13:

735 Pennsylvania Drive
Exton, PA 19341
Attention: Chief Executive Officer

Accepted and agreed to as of the date first written above:

Royal DSM, N.V.

By:	/s/ _Hein Schreuder
	Name:	Hein Schreuder
	Title:	Executive Vice President DSM Corporate Strategy & Acquisitions